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EXHIBIT 99.1



Agenda : Share Buyback

Board of Directors resolved on 3(rd) Feb. 2005, a share buyback as follows;

1.   Purpose : To stabilize the share price and enhance shareholder value.
2.   Total value of shares to be acquired for buyback
          : Approximately 331 bil. won (assuming stock price of 190 thousand won).
3.   Type and numbers of shares for buyback
          : Common stock 1,743,730 shares (2% of issued shares).
4. Period of Buyback : Within 3 months, starting 3 days after the BoD resolution.
5.   Method : Purchase on the Stock Exchange
6.   Funding Source : Retained cash.
7.   Security Companies to be entrusted with buyback : 5 or less companies
8.   Expected holding period after buyback : Longer than 6 months.
9. Details such as a selection of securities companies, a report on buyback to the government authorities and etc. relating to this matter will be entrusted to the Director in charge of the Finance Division.